Mail Stop 3561

								            May 12, 2006

Mr. Glenn C. Lockwood
Senior Vice President and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

		RE:	New Jersey Resources Corporation
			Form 10-K for Fiscal Year Ended September 30, 2005
			Filed November 29, 2005
Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and March
31,
2006
			File No. 1-14173

Dear Mr. Lockwood:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for Fiscal Year Ended September 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results ..., page 20

Gross Margin, page 27

1. Reference is made to your discussion of gross margins in your
natural gas distribution reportable segment.   Because gross
margin
is computed differently than natural gas revenues less the cost of natural gas purchases, please revise your disclosure in future filings to clarify that gross margin, as computed by you, may not be comparable to gross margin as computed by others within and outside of your industry. Please also revise your disclosure to provide a quantitative reconciliation of how you compute gross margin. Finally, please consider whether you should revise the title of this measure so as to avoid any confusion between this measure and gross margin as typically computed under GAAP.

2. In future filings, please revise your disclosure to clarify why you present both total "firm" gross margin and total gross margin. Ensure the disclosure is clear in terms of the distinction between the two measures.

Financial Statements, page 46

Note 10. Commitments and Contingent Liabilities, page 73

Long Branch MGP Site Litigation, page 74

3. With respect to your Long Branch MGP site litigation, please tell us, and revise your future disclosures to clarify: 1) the amount of liability you have accrued related to litigation costs and the settlement agreement; 2) the amount of related insurance recovery you have recorded; and 3) the amount of the regulatory asset you have recorded related to your assumed recovery of the remediation costs.
Also tell us in detail your basis for recording any amounts for items
2) and 3) above, as it appears, based on your disclosures, that recovery of the remediation costs through your insurance and/or the remediation rider is uncertain. In this regard, we note your disclosures regarding the financial condition of your insurance carrier call into question your ability to recover amounts from this entity. We also note your disclosure on the top of page 76 that your obligations under the settlement agreement "may be" recoverable through the remediation rider. This does not seem to be sufficient basis for recording a regulatory asset. We may have further comment.




Item 9A. Controls and Procedures, page 78

4. We note your statement that the principal executive officer and principal financial officer have concluded that the company`s disclosure controls and procedures are "effective in all material respects. . ." In future filings, please revise your disclosure to eliminate the clause "in all material respects" so as not to suggest that you are limiting or qualifying your conclusion in any respect.
Please also confirm to us that inclusion of such language in the current filing and subsequent filings on Form 10-Q was not intended to limit or qualify your conclusion regarding effectiveness.

5. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule
13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective with regard to certain parts of the definition of disclosure controls and procedures. In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule
13a -15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.


	As appropriate, please revise your disclosures in future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
Mr. Glenn C. Lockwood
New Jersey Resources Corporation
May 12, 2006
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